Exhibit 99.1

Joint Filing Agreement

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G (including amendments thereto) to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: January 10, 2024

VECTOR CAPITAL VI, L.P.

By: Vector Capital Partners VI, L.P., its General Partner
By: Vector Capital Partners VI, Ltd., its General Partner

/s/ David Baylor
David Baylor, Director

VECTOR CAPITAL MANAGEMENT, L.P.

By: Vector Capital, L.L.C., its General Partner

/s/ Alexander R. Slusky
Alexander R. Slusky. Managing Member

VECTOR CAPITAL, L.L.C.

/s/ Alexander R. Slusky
Alexander R. Slusky. Managing Member

/s/ Alexander R. Slusky
ALEXANDER R. SLUSKY